The Law Firm of

Christen Lambert

2920 Forestville Rd., Ste 100 PMB 1155 — Raleigh, North Carolina 27616 — Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

February 13, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston

Re:	Blackstar Enterprise Group, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed November 10, 2022
File No. 333-257978

Dear Ms. Livingston:

This letter is submitted by legal counsel to Blackstar Enterprise Group, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated January 20, 2023 relating to Amendment No. 6 to the Registration Statement on Form S-1 submitted to the Commission on November, 2022 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is also filing Amendment No. 7 (“Amendment No. 7”) to the Registration Statement. Amendment No. 7 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in Amendment No. 7.

Amended Registration Statement filed November 10, 2022

General

1.	Refer to your response to comment 1. It is not clear from your response and revised disclosure how to characterize the electronic fungible shares, whether as the same class as the common shares, whether as a different class of common stock (with each class exchangeable for the other), as a different class of securities, or as security-based swaps. Please provide us with your legal analysis as to how the electronic fungible shares should be appropriately characterized. In responding to this comment, please explain why the other possible characterizations are not appropriate.

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ANSWER (part one): The Company reiterates that the shares being registered in this S-1 are common shares underlying convertible promissory notes and are “normal” common shares in the traditional sense. The comments received from the Commission pertain to our proposed business plan that the Company is developing and there are many unknowns at this time; however, the Company is using its best efforts to answer all questions about future operationality and is continuously using the Commission’s comments to guide the proposed business plan. The shares that may be traded on the BDTPTM Platform in the future, if approvals are granted, would also be “normal” common shares. However, the platform must first be approved by the SEC and FINRA, so many of these comments are NOT applicable to the shares of common stock being registered in this S-1 and should not inhibit the registration of said shares.

The Company uses the terms “electronic fungible share” or “digital share” as a description of the format in which the share of common stock is held by the shareholder. Broken down, the terms “electronic,” “fungible,” “digital,” and “share” all take on their plain meanings: electronic – “carried out or accessed by means of a computer or other electronic device, especially over a network;” fungible – “(of a product or commodity) replaceable by another identical item; mutually interchangeable;” digital – “involving or relating to the use of computer technology;” and share – “one of the equal parts into which a company's capital is divided, entitling the holder to a proportion of the profits” (all definitions from Oxford Languages). The Company uses the terms to merely identify that the security is held in book-entry form by the shareholder’s broker-dealer and can be traded on the BDTPTM platform.  It was never intended that the descriptors or labels would divide the shares into a separate class of stock. The term “fungible” was specifically used to give assurance that the form of the share was mutually interchangeable within the same class. Just as a shareholder’s existing book-entry shares can be held in the shareholder’s brokerage account (via “street name registration”) or by the issuer or its transfer agent (via “direct” registration) on behalf of the shareholder or the shareholder holds a paper certificated share, the shareholder only holds one class of common stock.  The electronic fungible shares are merely another form of the same class of common stock. Other common terms that are often used with book-entry shares include paperless shares, electronic shares, DRS shares, digital stock certificates and uncertificated shares1. Changing the format of a share of common stock does not change its class per se. The Company has only authorized one class of common stock and currently only one series of preferred stock.

The following briefly discusses why the other suggested characterizations are not appropriate for the Company’s electronic fungible shares. The Company has only authorized one class of common stock and currently only one series of preferred stock; the electronic fungible shares cannot be a different class of common stock (with each class exchangeable for the other) without subdividing the existing class into multiple classes, which the Company has not and will not do. This scenario with multiple-classes of common is untenable and has not been required for the book-entry shares traded via existing electronic means for other corporations or for the Company. The intention behind labeling the common shares was merely to describe the format, not to divide the class. For the same reasons, electronic fungible shares are not a different class of securities, as they hold the identical rights as existing common stock and are not preferred stock in any way. The electronic fungible shares are also not security-based swaps as they are shares of common stock owned by individual shareholders, and there are no agreements or contracts for any derivatives or other financial or economic interests based on the security and there are no counterparties.

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1 See page 8 of the AST Shareholder Toolkit at https://www.astfinancial.com/media/542479/7478-r4-shareholder-education-guide.pdf.

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We also have the following additional comments:

ANSWER (part two, beneath each bullet pointed comment):

•	Please explain the lifecycle of transactions effected on the platform, beginning with how a shareholder submits their common shares for trading on the platform (i.e., exchanges their common shares for the electronic fungible shares) to how the shareholder withdraws their shares from the platform (i.e., exchanges their electronic fungible shares for common shares).

The shareholder does not exchange their common shares for electronic fungible shares.  If they hold book-entry shares of common stock, these are already electronic fungible shares that may be sent to the blockchain (BDTPTM) to be traded in the normal course on a partnering ATS platform. If they hold certificated shares, then they would deposit their certificates for common shares with their broker-dealer, who would then send the certificated shares to DTCC or the issuer’s transfer agent and receive book-entry shares via the DWAC service. The book-entry shares held by the brokerage firm in the name of the shareholder are electronic fungible shares.

The shareholder can then elect to send the book-entry shares held in its brokerage account to the blockchain (BDTPTM once it becomes operational), or to OTC Market Makers or Exchanges to execute trades. The general process is broken down below.

1.	Customer deposits physical certificates of common shares at broker-dealer. If uncertificated shares of common stock were purchased, then this step is unnecessary as the customer’s form of shareholding is already electronic. The broker-dealer submits the certificated shares to the transfer agent and the transfer agent verifies ownership. The broker-dealer then sends shares to DTCC and the position is either debited or credited, depending upon whether it was a deposit or withdrawal. Share ownership is verified at the transfer agent prior to being sent to DTCC for processing.
2.	The book-entry shares are sent back to the broker-dealer via the DWAC service as book-entry shares, which we refer to as electronic fungible shares.
3.	DTCC issues an acknowledgment of the deposit or withdrawal as a unique digital character.
4.	The customer will have access to a personal trading screen on the blockchain, where they may elect to enter their own orders onto a live trading ladder or have order information transmitted through its broker-dealer. The customer’s trading screen will show the aggregate number of shares and cash held in the customer’s account, as well as open orders, executed trades, and a current chart with a list of the last trades and volume.
5.	If the customer elects to go through its broker-dealer, the broker-dealer will double encrypt data that the customer directs the broker-dealer to send (order information) over a secure line to the private blockchain (on which BDTPTM operates).
a.	To initiate a trade of electronic fungible shares within the BDTPTM, the broker-dealer, through a secured line, will double encrypt customer information and, upon customer direction, will transfer the shares from the customer’s account to the BDTPTM Customer Trading Account.
6.	Using BlackStar’s concept “Blockchain First™, trades are entered into the trading engine of the blockchain and time-stamped in the order in which they were placed. When executed, the trade is codified to the blockchain execution engine and immediately reported to the broker-dealer or ATS hosting the quotes (the “Host”) through a secure line. The Host will connect to the blockchain trading engine data and the blockchain execution engine data through a secure line, where the Host will have access to all the data sent to and from the blockchain in order to report the quotes. The Host will be responsible for all activity on the blockchain as a broker-dealer.
7.	At the end of the trading day, all executed trades are reported back to the broker-dealer and unencrypted back to the customer’s brokerage account.
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8.	The ATS or the broker-dealer clears and settles the trades. The SEC and FINRA would have complete and transparent access to the data recorded by the BDTP™, offering a single data interface and consolidated history of transactions.

The final connectivity of the Host to the blockchain, along with their roles and responsibilities, will need regulatory review and approval once a Host partner is selected.

The Company reiterates that the common shares being registered in this registration statement are for shares underlying convertible promissory notes and are NOT part of the proposed business plan related to BDTPTM, which requires regulatory approval prior to becoming operational.

•	Please confirm, if true, that the exchange of common shares for electronic fungible shares means that a shareholder cannot trade common shares OTC.

Book-entry electronic fungible shares are currently traded on OTC and Exchange Markets. The format of the common shares traded via any electronic account are already electronic fungible shares – they may be traded via OTC or BDTPTM (once operational), or any exchange in the future.

•	Please clarify whether the trading market operating on the platform is distinct and separate from the OTC market on which the common shares currently trade, and whether there could be discrepancies between the trading prices of common shares and electronic fungible shares, whether resulting from different liquidity in the markets or otherwise.

OTC markets currently trade book-entry electronic fungible common shares as well, however, the BDTPTM platform, with its ATS/broker-dealer host, is a distinct market from the OTC market. Because it is distinct from the OTC market on which the common shares currently trade, there is a possibility that the prices reflected for the common shares will differ across the trading markets. BDTPTM, for instance, only accepts free trading securities (of BlackStar common stock) or cash and prohibits shorting. As a result, there could be a difference in price from one market to the next due to different liquidity in the markets as there are arbitrage opportunities in both separate trading venues. A risk factor detailing the possibility of price discrepancies has been added on page 20.

•	Please explain whether there are differences between the common shares traded OTC and the electronic fungible shares traded on the platform, including any differences in shareholder rights. Please also clarify how shareholder rights are evidenced with respect to electronic fungible shares.

There are no differences between the common shares traded OTC and the electronic fungible shares traded through the BDTPTM. Shareholder rights are evidenced the exact same way between book-entry shares (whether held in “street” name or “direct” registration) as electronic fungible shares. Shareholder rights on common stock are fungible to electronic common shares as they are all identical common shares of the same class of common stock. A shareholder with electronic fungible shares may have their ownership evidenced through their broker-dealer account and/or the Company’s transfer agent records. The Company will provide shareholders with documentation of the rights and privileges upon request and also provide this information through publicly available shareholder information.

•	Please explain what constitutes the “official” share ownership records for the common shares and the electronic fungible shares, and whether there is a difference given that the latter are traded on a blockchain. Please also clarify what happens if there is a discrepancy between the “official” share ownership records and the transactions recorded on the blockchain.

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The official share ownership records for all common shares in whichever form are kept with the Company’s transfer agent. The ownership does not change after the transfer agent verifies prior to DWAC processing the shares. After a trade is executed, the back-office process for transfer agent records, clearing and settlement remains the same for trades through market makers or a blockchain. The execution of a trade on the blockchain through an ATS will be reported back to the broker-dealer for clearing and settlement. Upon execution of a trade on the blockchain through an ATS/broker-dealer that will host the quotes (“Host”), the Host will publicly report the last price, volume, change and current bid-offer ladder. The blockchain will report the detailed trade transaction to the Host and to the broker-dealer of the buyer and seller upon execution. The Host is responsible for displaying trading details to the public. The Host may or may not be executing orders for their own customers. The clearing of the trade will be the responsibility of the broker-dealer that introduces their customer to trade on the BDTP™ platform. The use of the blockchain to record the transactions is as a digital ledger that stores information in blocks that are linked. For example, as transactions are confirmed, they would be grouped into a block, and that block would then be added to the blockchain. The BDTP™ platform only uses the blockchain as a medium for the low cost, efficient, and transparent way to trade securities with a minimum of mark ups, mark downs and shorting, and with lowered costs of execution. Using BlackStar’s concept “Blockchain First™”, cash and shares of stock owned by customers are recorded directly to the blockchain. The purpose and design of BDTPTM is to prevent any discrepancies in the execution of trades, and in turn any discrepancies in the official share ownership records. All transactions occur at specific times, and whether the shares are traded through OTC Markets or BDTPTM, the transfer logs will be merged to reflect all ownership changes.

To clarify, if there is a discrepancy between the “official” share ownership records and the transaction recorded on a blockchain, the blockchain would be treated as the source of truth. A verification process would take place, the blockchain would be validated, and adjustment transactions would be sent to the respective broker-dealers. Similar to dual listing on multiple exchanges, the transfer agent would reconcile all transactions daily.

•	If the electronic fungible shares are held in book-entry form on the platform, please explain how they are traded on the blockchain. To the extent they are represented by smart contracts for purposes of such trading, please explain who controls the keys to such smart contracts and whether the shareholder needs a wallet or otherwise has any directly interfaces with wallets, smart contracts or the blockchain.

The process for trades from book-entry form is explained in bullet point 1. The blockchain trading platform uses the same protocols as many registered Alternative Trading Systems (ATS). BlackStar has built the technology based upon the Quantum Ledger Database, a blockchain framework from Amazon Web Services (“AWS”), and to use the AWS Cloud for transaction data storage. The BDTP™ would offer a web-based interface for trading transactions as well as an Application Programming Interface (API) that directly accesses all transactions stored on the BDTP™. As of September 21, 2022, the core platform and its software were complete and are in the testing phase. BDTP™ has been completely designed in terms of the following components: data model, reports, web-based user interface, blockchain interface, transaction logic, cloud interface, and functional demonstration app.

The shareholder does not use a wallet with BDTPTM but will use a traditional customer account at a registered broker-dealer. The broker will invite their customers to trade on the private blockchain through the user interface of BDTPTM. The customer-facing interface would allow the broker-dealer client to initiate a trade. The BDTPTM will partner with a broker-dealer who is also an ATS or an exchange, or will simply partner with an ATS, in order to host the quotes and operate the market. The Host of BDTPTM then records the transactions to the blockchain, creating an immediate and permanent transaction log.

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Certificate Holders to the blockchain, including any smart contracts, will be limited to those in the management of the Company’s BDTPTM, having access to part or all of the data on the blockchain. We propose that the SEC, FINRA, Host, broker-dealers and clearing firms may have a key to all or partial access to the trading platform under certain permission able protocols. Transactions on the distributed ledger fabric are protected by public-key X.509 certificates. The protection of PII data is the responsibility of each broker-dealer. Any blockchain code used will be placed in a public repository after having been certified by an independent cybersecurity audit.

•	Please explain whether your answers to the foregoing comments would be different if the common shares traded on a national securities exchange rather than OTC.

Our answers are the same whether the common shares are traded on a national securities exchange rather than OTC.

In relation to all of the above comments and responses, the Company reiterates that the common shares being registered in this registration statement are for shares underlying convertible promissory notes and are NOT part of the proposed business plan related to BDTPTM, which requires regulatory approval prior to becoming operational.

2.	Please disclose any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations since your last reporting period, including any material impact from the price volatility of crypto assets.

ANSWER: There is no material impact from the price volatility of crypto assets on our proposed business plan because the Company is only introducing an alternative platform to trade an existing class of common stock. The recent collapses have been similar to historic bank runs, with the wallets and cryptocurrencies acting as traditional bank accounts and cash; BlackStar, in contrast, is proposing an alternative venue to execute trades of traditional shares of stock and is relying on the existing regulatory framework for US securities of an SEC reporting company.

Risk Factors, page 8

3.	To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

ANSWER: The Company believes that this is not a material risk. The Company does not believe that the disruption in the crypto asset markets will have any repercussions on our proposed business plan, including reputational harm, as we are not part of the crypto asset market, nor do we propose to be. Our business plans are currently under regulatory scrutiny by these very filings, and it is clear that the recent crypto asset market developments have affected the SEC’s examination of us; however, we believe that once a complete understanding is attained that we are not proposing a crypto asset, a cryptocurrency, or a crypto asset trading platform, that there will be no further ill-effect of the crypto asset market disruptions.

As a vestige of our previous iterations of the planned platform, our non-operational subsidiaries were named Crypto Equity Management Corp. (CEMC) and Crypto Industry SRO Inc.; to further clarify our current proposed business plans, we have changed the names of the subsidiaries to Blockchain Equity Management Corp. (BEMC) and Blockchain Equity SRO, Inc., and have updated the references throughout the S-1.

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4.	Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

ANSWER: The Company does not believe that any pending crypto legislation or regulation is likely to affect the business, financial condition, or results of operations at this stage. In the event that our proposed business plans, including BDTPTM, fall into the definitions of any future crypto legislation or regulation, the Company will evaluate the operations to ensure compliance with any new rules or laws. The Company has worked to create the proposed business plan within the confines of the existing rules, regulations, and laws. If, however, abundant operational changes are necessary for compliance, there may be material effects on the business. An additional risk factor has been added on page 20.

5.	Please describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

ANSWER: The Company believes that there are no material risks related to the assertion of jurisdiction by U.S. and foreign regulators over crypto assets and crypto asset markets, as the business plans were formed in order to comply with existing U.S. Securities Laws and we are not dealing with crypto assets or in the crypto asset market. The Company will continue to monitor all changes to rules, regulations, and laws that may affect it.

6.	To the extent material, please describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

ANSWER: As outlined herein, the Company does not operate in the crypto asset market, and therefore this risk factor is immaterial.

7.	To the extent material, please describe any of the following risks from disruptions in the crypto asset markets:

a.	Risk from depreciation in your stock price.
b.	Risk of loss of customer demand for your products and services.
c.	Financing risk, including equity and debt financing.
d.	Risk of increased losses or impairments in your investments or other assets.
e.	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
f.	Risks from price declines or price volatility of crypto assets.

ANSWER: As outlined herein, the Company does not operate in the crypto asset market, but has included a risk factor on page 20.

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8.      To the extent material to an understanding of your business, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

a.	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
b.	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
c.	Have the crypto assets of their customers unaccounted for.
d.	Have experienced material corporate compliance failures.

ANSWER: As outlined herein, the Company does not operate in the crypto asset market, and therefore this risk factor is immaterial.

Description of Business, page 28

9.                 To the extent material, please discuss whether any of the recent bankruptcies of companies in the crypto asset markets and the downstream effects of those bankruptcies. have impacted or may impact your business, financial condition, customers and counterparties, either directly or indirectly.

ANSWER: As outlined herein, the Company does not operate in the crypto asset market, and therefore this risk factor is immaterial.

******

We hope that the foregoing has been responsive to the Staff’s comments. If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact Christen Lambert, counsel to the Company, at (919) 473-9130.

Sincerely,

/s/ Christen Lambert

Christen Lambert

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